Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510 Fax: 949/673-4525

June 8, 2015

Justin Kisner, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 0-54427

Dear Mr. Kisner:

I am writing on behalf of First Rate Staffing Corporation (the “Company”). The Company is still diligently working to address your recent comment letter dated May 15, 2015 with respect to the above-referenced filings. However, we need additional time to respond. Unless we hear otherwise from you, we will assume that the extension requested herein has been granted by the Staff.

At this time, we are writing to update and inform you that the Company requests up until the date of June 12, 2015 in order to fully respond to the outstanding comments. The Company expects to be able to submit its responses and the amended documents (Form 10-K/A) on or prior to June 12, 2015. In the event that there are any further delays or issues, we will attempt to advise you by that time if there is any reason why the Company cannot amend the documents and submit its responses by that time.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates